Mail Stop 3561

September 19, 2007

John N. Hatsopoulos, Chief Executive Officer
American DG Energy Inc.
45 First Avenue
Waltham, Massachusetts 02451

> **Re: American DG Energy Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed August 31, 2007**
> **File No. 333-142008**

Dear Mr. Hatsopoulos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Sales of Unregistered Securities, page 47

1. We note your response to comment 5 in our letter dated August 16, 2007. While you have complied with this comment in some respects, such as where you identified Ernest Aloi and Nettlestone Enterprises Limited as purchasers of your securities, it appears that you continue to aggregate certain transactions so that it is difficult to know which other shareholders received shares in what transaction, for what purpose, and at what price. For example, you state that on December 29, 2006, you raised $1,118,180 in a private placement of 1,597,400 shares of common stock. Based upon this disclosure and your Equity Financial History of the Company table, it is unclear to whom you issued these shares in this private placement. As another example, you state that on December 29, 2006, you issued 50,000 shares through an option exercise at $0.07 per share. Again, it is not clear based upon this disclosure and your table to whom you issued these shares. Please revise your disclosure in footnotes (e) and (g) to your Equity Financial History of the Company table and throughout your document as appropriate to

clarify to whom you issued shares, in what transaction, and at what price. Where you sold securities to a large number of security holders such that the disclosure would be too cumbersome to name all of the purchasers, simply describe the group of purchasers by category, such as accredited investors or officers and directors of the company, and number.

Please also elaborate upon the transaction you discuss in the last two sentences of footnote (e) - the private placement that began in April, 2006 and ended in April 2007 - to disclose how many shares you sold and to whom you sold such shares. If these two sentences are referring to the sale of 1,600,000 shares that is discussed a couple of sentences prior, please move these last two sentences up.

Signatures

2.   Please ensure that your signature page reflects a conforming signature for the officer who is signing on behalf of the company or, in this case, Mr. Hatsopoulos.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Edwin L. Miller Jr., Esq.
        Sullivan & Worcester LLP
        Via Facsimile